UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No.     )*

Under the Securities Exchange Act of 1934

VTEX

(Name of Issuer)

Class A common shares, par value $0.0001 per share

(Titles of Class of Securities)

G9470A102

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Persons: Data Center Holdings II LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 3,525,731
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 3,525,731
	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,525,731
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 4.5%(1)
12.	Type of Reporting Person (See Instructions): OO

(1)

Based upon 74,239,544 shares of Class A Common Stock outstanding immediately after the IPO dated July 22, 2021, as reflected in the Issuer’s Prospectus filed with the Securities and Exchange Commission on July 22, 2021, and includes each Reporting Person’s beneficial ownership of Class B Common Stock, as applicable.

1.	Name of Reporting Persons: IT Brazil Group II LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 3,529,933
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 3,529,933
	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,529,933
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 4.5%(1)
12.	Type of Reporting Person (See Instructions): OO

(1)

Based upon 74,239,544 shares of Class A Common Stock outstanding immediately after the IPO dated July 22, 2021, as reflected in the Issuer’s Prospectus filed with the Securities and Exchange Commission on July 22, 2021, and includes each Reporting Person’s beneficial ownership of Class B Common Stock, as applicable.

1.	Name of Reporting Persons: RCP II Brazil Holdings LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 3,529,557
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 3,529,557
	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,529,557
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 4.5%(1)
12.	Type of Reporting Person (See Instructions): OO

(1)

Based upon 74,239,544 shares of Class A Common Stock outstanding immediately after the IPO dated July 22, 2021, as reflected in the Issuer’s Prospectus filed with the Securities and Exchange Commission on July 22, 2021, and includes each Reporting Person’s beneficial ownership of Class B Common Stock, as applicable.

1.	Name of Reporting Persons: RCP II (Parallel B) Brazil Holdings LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 2,769,825
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 2,769,825
	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,769,825
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 3.6%(1)
12.	Type of Reporting Person (See Instructions): OO

(1)

Based upon 74,239,544 shares of Class A Common Stock outstanding immediately after the IPO dated July 22, 2021, as reflected in the Issuer’s Prospectus filed with the Securities and Exchange Commission on July 22, 2021, and includes each Reporting Person’s beneficial ownership of Class B Common Stock, as applicable.

1.	Name of Reporting Persons: Data Center Holdings II AIV L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 3,525,731
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 3,525,731
	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,525,731
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 4.5%(1)
12.	Type of Reporting Person (See Instructions): PN

(1)

Based upon 74,239,544 shares of Class A Common Stock outstanding immediately after the IPO dated July 22, 2021, as reflected in the Issuer’s Prospectus filed with the Securities and Exchange Commission on July 22, 2021, and includes each Reporting Person’s beneficial ownership of Class B Common Stock, as applicable.

1.	Name of Reporting Persons: IT Brazil Group II AIV L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 3,529,933
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 3,529,933
	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,529,933
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 4.5%(1)
12.	Type of Reporting Person (See Instructions): PN

(1)

Based upon 74,239,544 shares of Class A Common Stock outstanding immediately after the IPO dated July 22, 2021, as reflected in the Issuer’s Prospectus filed with the Securities and Exchange Commission on July 22, 2021, and includes each Reporting Person’s beneficial ownership of Class B Common Stock, as applicable.

1.	Name of Reporting Persons: RCP II Brazil Holdings AIV L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 3,529,557
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 3,529,557
	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,529,557
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 4.5%(1)
12.	Type of Reporting Person (See Instructions): PN

(1)

Based upon 74,239,544 shares of Class A Common Stock outstanding immediately after the IPO dated July 22, 2021, as reflected in the Issuer’s Prospectus filed with the Securities and Exchange Commission on July 22, 2021, and includes each Reporting Person’s beneficial ownership of Class B Common Stock, as applicable.

1.	Name of Reporting Persons: Riverwood Capital Partners II (Parallel-B) L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 2,769,825
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 2,769,825
	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,769,825
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 3.6%(1)
12.	Type of Reporting Person (See Instructions): PN

(1)

Based upon 74,239,544 shares of Class A Common Stock outstanding immediately after the IPO dated July 22, 2021, as reflected in the Issuer’s Prospectus filed with the Securities and Exchange Commission on July 22, 2021, and includes each Reporting Person’s beneficial ownership of Class B Common Stock, as applicable.

1.	Name of Reporting Persons: Riverwood Capital II L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 13,355,046
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 13,355,046
	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,355,046
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 15.2%(1)
12.	Type of Reporting Person (See Instructions): PN

(1)

Based upon 74,239,544 shares of Class A Common Stock outstanding immediately after the IPO dated July 22, 2021, as reflected in the Issuer’s Prospectus filed with the Securities and Exchange Commission on July 22, 2021, and includes each Reporting Person’s beneficial ownership of Class B Common Stock, as applicable.

1.	Name of Reporting Persons: Riverwood Capital GP II Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 13,355,046
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 13,355,046
	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,355,046
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 15.2%(1)
12.	Type of Reporting Person (See Instructions): CO

(1)

Based upon 74,239,544 shares of Class A Common Stock outstanding immediately after the IPO dated July 22, 2021, as reflected in the Issuer’s Prospectus filed with the Securities and Exchange Commission on July 22, 2021, and includes each Reporting Person’s beneficial ownership of Class B Common Stock, as applicable.

Item 1.

(a)	Name of Issuer:

VTEX (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

125 Kingsway, Wc2B 6NH

London, United Kingdom

Item 2.

(a)	Name of Person Filing:

Data Center Holdings II LLC

IT Brazil Group II LLC

RCP II Brazil Holdings LLC

RCP II (Parallel B) Brazil Holdings LLC

Data Center Holdings II AIV L.P.

IT Brazil Group II AIV L.P.

RCP II Brazil Holdings AIV L.P.

Riverwood Capital Partners II (Parallel-B) L.P.

Riverwood Capital II L.P.

Riverwood Capital GP II Ltd.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”

(b)	Address of Principal Business Office, or, if None, Residence:

The principal business office for all persons filing:

70 Willow Road, Suite 100

Menlo Park, CA 94025

(c)	Citizenship:

See Item 4 of each cover page.

(d)	Title of Class of Securities:

Class A common shares, $0.0001 par value per share (“Class A Common Stock”).

(e)	CUSIP Number:

G9470A102

Item 3.

Not applicable.

Item 4. Ownership.

(a)	Amount beneficially owned:

The information contained in rows 5, 6, 7, 8, 9, 10, and 11 on each of the cover pages of this Schedule 13G incorporated by reference in its entirety into this Item 4.

As of December 31, 2021, each of the Reporting Persons may be deemed to be the beneficial owner of the shares of Class A Common Stock listed on such Reporting Person’s cover page. The shares consist of 3,525,731 shares of the Class B common shares, par value $0.000 per share (the “Class B Common Stock” and together with the Class A Common Stock, the “common stock”), of the Issuer held by Data Center Holdings II LLC; 3,529,933 shares of Class B Common Stock held by IT Brazil Group II LLC; 3,529,557 Class B Common Stock held by RCP II Brazil Holdings LLC and 2,769,825 shares of Class B Common Stock held by RCP II (Parallel B) Brazil Holdings LLC (together the “Riverwood-Managed Entities”), which are wholly owned by Data Center Holdings II AIV L.P., IT Brazil Group II AIV L.P., RCP II Brazil Holdings AIV L.P., and Riverwood Capital Partners II (Parallel-B) L.P., respectively (together, the “Riverwood-Managed Funds”), which management is controlled by Riverwood Capital II L.P., the general partner of each of the Riverwood-Managed Funds. Riverwood Capital GP II Ltd. is the general partner of Riverwood Capital II L.P. The Riverwood-Managed Funds, Riverwood Capital II L.P. and Riverwood Capital GP II Ltd. may be deemed to have voting and dispositive power over shares directly held by the Riverwood-Managed Entities (provided that the powers attributed to Riverwood Capital II L.P. and Riverwood Capital GP II Ltd. are vested to them in their fiduciary capacity). All investment decisions over the shares held by the Riverwood-Managed Entities are made by a majority vote of an investment committee comprised of several members. All voting decisions over the shares held by the Riverwood-Managed Entities are made by a majority vote of Riverwood Capital GP II Ltd.’s multiple shareholders. No natural person controls investment or voting decisions with respect to the common stock beneficially owned by the Reporting Persons. The shareholders and investment committee members of Riverwood Capital GP II Ltd. disclaim beneficial ownership of all shares beneficially owned by the Reporting Persons for the purposes of Sections 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended (the “Act”).

Each share of Class A Common Stock is entitled to one (1) vote. Each Class B common share is entitled to ten (10) votes and is convertible into one share of Class A Common Stock, at the option of the holder and automatically upon transfer, subject to certain exceptions. The common stock held by the Reporting Persons represents approximately 7.0% of the total common stock of the Issuer outstanding, assuming 74,239,544 shares of Class A Common Stock and 115,869,036 shares of Class B Common Stock outstanding immediately after the IPO dated July 22, 2021, as reflected in the Issuer’s Prospectus filed with the Securities and Exchange Commission on July 22, 2021.

(b)	Percent of class:

See Item 11 on the cover pages hereto.

(c) Number of Shares as to which the Reporting Person has:

(i) Sole power to vote or to direct the vote:

See Item 5 on the cover pages hereto.

(ii) Shared power to vote or to direct the vote:

See Item 6 on the cover pages hereto.

(iii) Sole power to dispose or to direct the disposition of:

See Item 7 on the cover pages hereto.

(iv) Shared power to dispose or to direct the disposition of:

See Item 8 on the cover pages hereto.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

The Reporting Persons have agreed to jointly file this Schedule 13G in accordance with Rule 13d-1(k) of the Act, the agreement with respect to which is attached hereto as Exhibit 1. The filing of this statement should not be construed to be an admission that any member of the Reporting Persons are members of a “group” for the purposes of Sections 13(d) and 13(g) of the Act.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

DATA CENTER HOLDINGS II LLC
By: Data Center Holdings II AIV L.P., its sole member
By: Riverwood Capital II L.P., its general partner
By: Riverwood Capital GP II Ltd., its general partner

By:	/s/ Jeffrey Parks
Name: Jeffrey Parks
Title: Director

IT BRAZIL GROUP II LLC
By: IT Brazil Group II AIV L.P., its sole member
By: Riverwood Capital II L.P., its general partner
By: Riverwood Capital GP II Ltd., its general partner

By:	/s/ Jeffrey Parks
Name: Jeffrey Parks
Title: Director

RCP II BRAZIL HOLDINGS LLC
By: RCP II Brazil Holdings AIV L.P., its sole member
By: Riverwood Capital II L.P., its general partner
By: Riverwood Capital GP II Ltd., its general partner

By:	/s/ Jeffrey Parks
Name: Jeffrey Parks
Title: Director

RCP II (PARALLEL B) BRAZIL HOLDINGS LLC
By: Riverwood Capital Partners II (Parallel-B) L.P., its sole member
By: Riverwood Capital II L.P., its general partner
By: Riverwood Capital GP II Ltd., its general partner

By:	/s/ Jeffrey Parks
Name: Jeffrey Parks
Title: Director

DATA CENTER HOLDINGS II AIV L.P.
By: Riverwood Capital II L.P., its general partner
By: Riverwood Capital GP II Ltd., its general partner

By:	/s/ Jeffrey Parks
Name: Jeffrey Parks
Title: Director

IT BRAZIL GROUP II AIV L.P.
By: Riverwood Capital II L.P., its general partner
By: Riverwood Capital GP II Ltd., its general partner

By:	/s/ Jeffrey Parks
Name: Jeffrey Parks
Title: Director

RCP II BRAZIL HOLDINGS AIV L.P.
By: Riverwood Capital II L.P., its general partner
By: Riverwood Capital GP II Ltd., its general partner

By:	/s/ Jeffrey Parks
Name: Jeffrey Parks
Title: Director

RIVERWOOD CAPITAL PARTNERS II (PARALLEL-B) L.P.
By: Riverwood Capital II L.P., its general partner
By: Riverwood Capital GP II Ltd., its general partner

By:	/s/ Jeffrey Parks
Name: Jeffrey Parks
Title: Director

RIVERWOOD CAPITAL II L.P.
By: Riverwood Capital GP II Ltd., its general partner

By:	/s/ Jeffrey Parks
Name: Jeffrey Parks
Title: Director

RIVERWOOD CAPITAL GP II LTD.

By:	/s/ Jeffrey Parks
Name: Jeffrey Parks
Title: Director

EXHIBIT LIST

Exhibit 1	Joint Filing Agreement dated February 14, 2022 (filed herewith).